Exhibit 99.1

Adagene Reports Financial Results for the Six Months Ended June 30, 2022

and Provides Corporate Updates

-      Topline data for anti-CTLA-4 antibody, ADG116, shows compelling clinical safety and complete and partial responses as both a single agent and in combination with anti-PD-1 therapy; results to be presented at SITC 2022      -

-      Masked, anti-CTLA-4 antibody, ADG126, safely dosed repeatedly up to 20 mg/kg as a single agent with encouraging efficacy signals; results to be presented at ESMO 2022      -

-      Presentation of combination dosing data with anti-PD-1 therapies in 2022, while dose expansion begins for both ADG116 and ADG126 in targeted tumors      -

-      Submitted regulatory filing for clinical trial of masked, IgG1-based anti-CD137 candidate, ADG206, with greater preclinical potency than the analog of a benchmark antibody, urelumab, that demonstrated monotherapy efficacy in clinic; patient dosing planned in early 2023      -

-      Cash balance of US$168 million supports streamlined operations into late 2024, with planned key readouts in 2023 for anti-CTLA-4 and anti-PD-1 combination therapies expected to pave way for pivotal trials      -

  -        Technology licensing collaborations provide near-term revenue opportunity        -

SAN DIEGO, Calif. and SUZHOU, China, August 30, 2022 – Adagene Inc. (“Adagene”) (Nasdaq: ADAG), a platform-driven, clinical-stage biotechnology company transforming the discovery and development of novel antibody-based therapies, today reported financial results for the six months ended June 30, 2022 and provided corporate updates.

“We are prioritizing development of two anti-CTLA-4 antibodies, which have best-in-class profiles and are on track to deliver proof-of-concept clinical results in combination therapy in 2023. Anti-CTLA-4 therapy is known for dose dependent toxicity, making it extremely difficult to optimize dosing levels, dosing frequency and dosing intervals for prevailing anti-CTLA-4 therapy, especially in combination therapy with anti-PD-1. We have solved this problem with differentiated candidates suitable for the massive market opportunity for next generation anti-CTLA-4 therapies, increasing market penetration into known and new indications with enhanced safety and efficacy, especially for tumor types not addressed with the currently available therapy, and rapid entry into new markets such as China with few approved indications for anti-CTLA-4 in combination with widely accessible anti-PD-1 therapy,” said Peter Luo, Ph.D., Co-founder, Chief Executive Officer and Chairman of Adagene. “We are also excited to advance our next generation anti-CD137 agonistic antibody, ADG206, into clinic given its first- and best-in-class potential in both monotherapy and in combination with multiple agents.

Dr. Luo continued: “On the longer-term horizon, we have developed a portfolio of masked, bispecific T cell engagers (TCEs) for tumor directed T cell therapies, armed with proprietary, tailor-made anti-CD3 and CD28 by leveraging our NEObody™ and SAFEbody® technologies, that aim to push the boundaries of what is possible with TCEs – to achieve safe, potent and durable responses for patients by combining our novel modalities with the fundamental pathways across the cancer immunity cycle.”

He concluded: “Building on success of existing technology licensing deals, we are also pursuing additional collaboration agreements that leverage our pipeline, our integrated AI-powered antibody discovery platform, and our SAFEbody precision masking technology, to bring potential non-dilutive funding to Adagene. We believe that the combination of our proprietary technology platforms and our highly differentiated clinical and preclinical pipelines presents us with many value-creating levers to navigate today’s turbulent financial markets.”

PIPELINE & BUSINESS Highlights

ADG116 (anti-CTLA-4 NEObody™ targeting a unique epitope)

•	Encouraging efficacy demonstrated as a single agent and in combination with anti-PD-1:

o	Observed one partial response with ADG116 monotherapy in a tumor type where no anti-CTLA-4 therapy is currently approved.
o	Observed one confirmed rapid complete response with repeat dosing for ADG116 in combination with toripalimab in a tumor type where no anti-CTLA-4 therapy is currently approved.
o	Presentation of data from this phase 1b/2 trial will take place at the Society for Immunotherapy of Cancer’s 37th Annual Meeting (SITC 2022) in Boston, November 8-12, 2022.
o	For competitive reasons, Adagene is currently not disclosing the dose or tumor types of these objective responses.

•	Compelling safety demonstrated as a single agent and in combination with anti-PD-1:

o	Completed monotherapy dose escalation of ADG116 in 30 patients up to 15 mg/kg administered every three weeks with repeat dosing, and continued to enroll patients in dose expansion at 10 mg/kg.
o	Only one dose-limiting toxicity event reported at ESMO-IO 2021 for the 10 mg/kg dose. As of this release, no additional or late-onset dose-limiting toxicities reported with ADG116 monotherapy, including in patients who received more than four cycles.
o	A safety review committee cleared advancement to dose expansion with 3 mg/kg of ADG116 for combination cohorts with toripalimab.

•	Continued advancement of combinations with anti-PD-1 or anti-CD137:

o	Completing dose escalation of ADG116 in combination with the anti-PD-1 antibody, pembrolizumab (ADG116-P001 / KEYNOTE-C97). Presentation of data from this phase 1b/2 trial will take place at SITC 2022.
o	Evaluation ongoing of ADG116 in combination with the anti-CD137 therapy, ADG106, to optimize the dose and schedule for this novel, proprietary combination. Adagene is a global leader in exploring the synergistic clinical effects for the dual pathway targeting CTLA-4 and CD137 given the compelling preclinical rationale for this powerful combination.
o	Paving the way for combination trials in China, advanced dose escalation to 10 mg/kg in phase 1 monotherapy trial (ADG116-1002). A significant untapped clinical and market opportunity exists for the proven combination of anti-CTLA-4 and anti-PD-1 therapies as the combination is only approved in one tumor type in China.

ADG126 (anti-CTLA-4 SAFEbody® targeting a unique epitope with precision masking)

•	Compelling clinical safety demonstrated at unprecedented dosing levels with repeat dosing:

o	Completed monotherapy dose escalation of ADG126 in 19 patients up to 20 mg/kg administered every three weeks with repeat dosing, and continued to enroll patients in dose expansion at 10 mg/kg.
o	ADG126 monotherapy was well tolerated with no dose-limiting toxicities or treatment-related serious adverse events observed following repeat dosing across all dose levels, as reported in an abstract at the 2022 American Society of Clinical Oncology annual meeting.
o	Clinical evaluation with anti-PD-1 therapies is ongoing to establish the dose and schedule for phase 2 combination cohorts. In combination cohorts with toripalimab, the safety review committee has cleared the 6 mg/kg dose administered every three weeks, approved dose expansion at 6 mg/kg, and recommended further dose escalation to 10 mg/kg, the highest dose level ever reported for the combination of anti-CTLA-4 and anti-PD-1 therapies.

•	Encouraging antitumor activity observed as monotherapy in cold tumors:

o	In a cohort of heavily pre-treated patients, ADG126 monotherapy resulted in durable reductions in target lesions over 20% in two patients with cold tumors:
▪	One ovarian cancer patient who experienced significant, continued reduction of an established ovarian cancer biomarker, CA125, dropping 90% to within the normal range for full clinical benefit after receiving up to 18 cycles of treatment at 1 mg/kg, as of this release.
▪	One uveal melanoma patient who received prior immuno-oncology treatment, having progressed after the combination of nivolumab and ipilimumab.
▪	Updated interim results will be presented in a poster on September 12 at the European Society for Medical Oncology (ESMO) Congress 2022 in Paris, September 9 – 13, 2022.
o	Both monotherapy and combination trials continue to enroll patients with advanced, metastatic tumors in the US, China and APAC, evaluating optimized doses of ADG126 in targeted tumors.

•	Pharmacokinetics show effectiveness of precision masking technology:

o	In monotherapy evaluation, ADG126 plasma pharmacokinetics (PK) were approximately linear and activated ADG126 accumulated steadily during repeat dosing across different dose levels.
o	This reflects prolonged exposures of activated ADG126 in the tumor microenvironment (TME), with cleaved ADG126 in plasma on average accumulating >2-fold during repeat dosing.

ADG106 (agonistic anti-CD137 NEObody™)

•         Given prioritization of anti-CTLA-4 programs, combination trial with toripalimab in China is winding down:

o	Results from the phase 1b/2 trial (ADG106-1008) in China evaluating ADG106 in combination with toripalimab, showed one observed partial response in a nasopharyngeal carcinoma (NPC) patient out of 20 patients enrolled. Currently, four patients remain on therapy.
o	Given prioritization of its two anti-CTLA-4 clinical programs and potential of its next generation anti-CD137 therapy, ADG206, Adagene is winding down the ADG106-1008 trial and does not intend to proceed with the previously planned trial of ADG106 and pembrolizumab.

•         Focusing clinical development on investigator-initiated trials (IITs) in selected indications:

o	Reflecting its strategic presence and collaborations in Singapore, Adagene continues to support the ongoing IITs in Singapore and explore the anti-CD137 opportunity with ADG106 in selected indications in a combination setting, including:
▪	An ongoing phase 1b/2 clinical trial (ADG106-T6001) evaluating ADG106 in combination with the anti-PD-1 antibody, nivolumab, for patients with advanced non-small cell lung cancer (NSCLC) who have progressed after prior treatment. Dose escalation is complete and dose expansion is ongoing.
▪	An ongoing Phase 1b/2 clinical trial (ADG106-T6002) evaluating ADG106 in combination with neoadjuvant chemotherapy (doxorubicin and cyclophosphamide followed by paclitaxel) in patients with early-stage, HER2 negative breast cancer.

ADG206 (masked, IgG1 FC engineered anti-CD137 POWERbody™)

•	On track for clinical development as a next generation anti-CD137 candidate that combines masking, Fc-engineering and novel epitope to deliver balance between safety and efficacy:

o	Adagene submitted a Human Research Ethics Committee (HREC) regulatory filing in Australia to advance this anti-CD137 POWERbody™, ADG206, into a phase 1 clinical trial in patients with advanced metastatic solid tumors.
o	Patient dosing is planned in early 2023.
o	ADG206 is designed to solve the safety and efficacy challenges of anti-CD137 therapy, leveraging the same novel epitope as ADG106 and learnings from development of urelumab (another company’s anti-CD137 targeting antibody), which showed single agent clinical efficacy and dose-dependent liver toxicity in clinic.
o	Preclinical data demonstrated that ADG206 was well tolerated and had robust anti-tumor activity as a single agent in multiple tumor models, with approximately 4-fold stronger anti-CD137 agonistic activity of its activated form than a urelumab analog; ADG206 also demonstrated enhanced anti-tumor activity in combination with other agents, including checkpoint inhibitors and anti-CTLA-4 therapy.

Preclinical Discovery Programs

•	ADG153: Given updated program timelines and ongoing business development activities, Adagene now plans the regulatory submission for its masked, IgG1 anti-CD47 SAFEbody, ADG153, in the first half of 2023. This candidate is differentiated by its strong antibody-dependent cellular cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP) activity designed to realize the full potential of anti-CD47 therapy for both hematologic and solid tumor indications. Preclinical data demonstrated that ADG153 IgG1 was well tolerated, did not induce human hemagglutination and significantly reduced anemia-related and antigen sink liabilities; ADG153 IgG1 also demonstrated greater anti-tumor activity than the benchmark (magrolimab analog).

•	American Association for Cancer Research (AACR) Annual Meeting 2022: Data demonstrated the potential best-in-class profiles for three differentiated preclinical product candidates in IND-enabling studies (ADG206, ADG153, ADG138), which all apply SAFEbody precision masking technology. The robust preclinical poster presentations for these and other product candidates are available on the Publications page of the company’s website.

•	CD28 T-cell engagers (TCEs): Data at AACR introduced a new capability for Adagene’s proprietary bispecific TCEs with CD28. CD28 bispecific POWERbody TCEs exhibit enormous potential to fulfill the promises of safe and durable T cell-mediated synergistic immunotherapies when combined with CD3 bispecific TCEs and/or checkpoint inhibitors. Preclinical data demonstrated the potential to mitigate the serious safety concerns of CD28 activation and make custom designed antibodies targeting a highly conserved epitope with broad species reactivity. Multiple tumor associated antigen (TAA) x CD28 POWERbodies are in progress, such as B7-H3xCD28 and TROP2xCD28, which can also be combined with the company’s CD3 TCEs and/or checkpoint inhibitors to achieve safe, powerful and durable immunotherapy for solid tumors. The full poster presentation may be viewed here.

Collaborations

•	Sanofi: Established a technology licensing agreement with Sanofi in March 2022 to generate masked versions of antibodies provided by Sanofi, including monoclonal and bispecific candidate antibodies, with a potential transaction value of US$2.5 billion. The collaboration includes an upfront payment of US$17.5 million received in April 2022 for the initial two programs (US$8.75 million per program), an option fee for two additional programs, potential milestone payments of up to US$2.5 billion (US$625 million per program), and tiered royalties.

•	Exelixis: Received a US$3.0 million milestone payment from Exelixis in January 2022 for the successful nomination of lead SAFEbody candidates for one of the collaboration programs and an additional $1.1 million upfront payment in June 2022, based on a technology licensing agreement to develop novel masked antibody-drug conjugate candidates. Terms of the agreement, which was executed in February 2021, include an upfront payment of US$11 million for two programs, potential milestones and tiered royalties.

•	China: Advanced global partnerships and collaboration with Sanjin and Dragon Boat Biopharmaceutical for two antibodies out-licensed in Greater China, including an anti-PD-L1 (ADG104) in phase 2 development, and a novel anti-CSF-1R (ADG125/BC006) in phase 1.

Corporate

•	Adagene is making progress to evaluate business processes that meet the requirements of the Holding Foreign Companies Accountable Act (HFCAA) and the Accelerating Holding Foreign Companies Accountable Act (AHFCAA) in the event that AHFCAA becomes enacted prior to the filing of annual report for the year of 2023 on Form 20-F. The company is closely monitoring the status and implications of HFCAA and AHFCAA in order to take decisive action to minimize its impact on the company.

•	Adagene continues to streamline its operations while focusing on its most advanced and promising clinical and preclinical programs to reduce its cash burn.

UPDATED MILESTONES & OUTLOOK

Adagene is updating its business outlook to reflect prioritization of its anti-CTLA-4 clinical development programs and achievement of meaningful milestones with its current cash resources. Based on current plans, Adagene expects its cash balance to sufficiently fund operations into late 2024, with the following upcoming milestones:

2022

•	Present ADG126 monotherapy dose escalation data at ESMO 2022
•	Present additional ADG116 data at SITC 2022
•	ADG116 results of dose escalation in combination with anti-PD-1 therapy to establish the dose(s) and schedule(s) for dose expansion; advance phase 2a dose expansion cohorts in targeted tumors
•	ADG126 results of dose escalation in combination with anti-PD-1 therapy to establish the dose(s) and schedule(s) for dose expansion; advance phase 2a dose expansion cohorts in targeted tumors

2023

•	ADG116 phase 2a proof-of-concept data from combination dose expansion cohorts
•	ADG126 phase 2a proof-of-concept data from combination dose expansion cohorts
•	Establish registration path and strategy (e.g., recommended phase 2 dose, indication and design) for phase 2/3 pivotal trial of anti-CTLA-4 in combination with anti-PD-1 therapy in targeted tumors
•	Initiate patient dosing in ADG206 phase 1 trial
•	Submit IND or equivalent for ADG153, and initiate phase 1 trial
•	Results from IIT combination studies of ADG106
•	Additional collaborations and/or technology licensing agreements

Financial Highlights

Cash and Cash Equivalents:

Cash and cash equivalents were US$168.0 million as of June 30, 2022, compared to US$174.4 million as of December 31, 2021. The 2022 cash balance includes an upfront payment of US$17.5 million from Sanofi, and a milestone payment of US$3.0 million and upfront payment of US$1.1 million from Exelixis, related to Adagene’s respective collaboration and technology licensing agreements with those companies.

Net Revenue:

Net revenue was US$3.9 million for the six months ended June 30, 2022, compared to US$1.4 million for the same period in 2021. The increase was related to revenue recognized due to fulfillment of performance obligations over time associated with the collaboration and technology licensing agreement with Sanofi to develop antibody-based therapies. Due to the Sanofi and Exelixis collaborations, contract liabilities also increased to US$20.2 million as of June 30, 2022, compared to US$5.5 million as of December 31, 2021.

Research and Development (R&D) Expenses:

R&D expenses were US$45.1 million for the six months ended June 30, 2022, compared to US$31.5 million for the same period in 2021. The rise in R&D expenses was primarily due to increased R&D activities for the company’s clinical programs, as well as preclinical testing for candidates in the IND-enabling phase.

Administrative Expenses:

Administrative expenses were US$6.8 million for the six months ended June 30, 2022, compared to US$7.4 million for the same period in 2021. The decrease was primarily due to reduction in share-based compensation expenses.

Net Loss:

The net loss attributable to Adagene Inc.’s shareholders was US$47.6 million for the six months ended June 30, 2022, compared to US$37.2 million for the six months ended June 30, 2021.

Ordinary Shares Outstanding:

As of June 30, 2022, there were 54,278,981 ordinary shares issued and outstanding. Please note that each American depository share, or ADS, represents one and one quarter (1.25) ordinary shares of the company.

Non-GAAP Net Loss:

Non-GAAP net loss, which is defined as net loss attributable to ordinary shareholders for the period after excluding (i) share-based compensation expenses and (ii) accretion of convertible redeemable preferred shares to redemption value, as appliable, was US$41.9 million for the six months ended June 30, 2022, compared to US$27.0 million for the six months ended June 30, 2021. Please refer to the section in this press release titled “Reconciliation of GAAP and Non-GAAP Results” for details.

Non-GAAP Financial Measures

The Company uses non-GAAP net loss and non-GAAP net loss per ordinary shares for the year, which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that non-GAAP net loss and non-GAAP net loss per ordinary shares for the year help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its loss for the year. The Company believes that non-GAAP net loss and non-GAAP net loss per ordinary shares for the year provide useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-GAAP net loss and non-GAAP net loss per ordinary shares for the year should not be considered in isolation or construed as an alternative to operating profit, loss for the year or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-GAAP net loss and non-GAAP net loss per ordinary shares for the year and the reconciliation to their most directly comparable GAAP measures. Non-GAAP net loss and non-GAAP net loss per ordinary shares for the year here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-GAAP net loss and non-GAAP net loss per ordinary shares for the year represent net loss attributable to ordinary shareholders for the year excluding (i) share-based compensation expenses, and (ii) accretion of convertible redeemable preferred shares to redemption value. Share-based compensation expense is a non-cash expense arising from the grant of stock-based awards to employees. The Company believes that the exclusion of share-based compensation expenses from the net loss in the Reconciliation of GAAP and Non-GAAP Results assists management and investors in making meaningful period-to-period comparisons in the Company's operating performance or peer group comparisons because (i) the amount of share-based compensation expenses in any specific period may not directly correlate to the Company’s underlying performance, (ii) such expenses can vary significantly between periods as a result of the timing of grants of new stock-based awards, and (iii) other companies may use different forms of employee compensation or different valuation methodologies for their share-based compensation.

Please see the “Reconciliation of GAAP and Non-GAAP Results” included in this press release for a full reconciliation of non-GAAP net loss and non-GAAP net loss per ordinary shares for the year to net loss attributable to ordinary shareholders for the year/period.

About Adagene
Adagene Inc. (Nasdaq: ADAG) is a platform-driven, clinical-stage biotechnology company committed to transforming the discovery and development of novel antibody-based cancer immunotherapies. Adagene combines computational biology and artificial intelligence to design novel antibodies that address unmet patient needs. Powered by its proprietary Dynamic Precision Library (DPL) platform, composed of NEObody™, SAFEbody®, and POWERbody™ technologies, Adagene’s highly differentiated pipeline features novel immunotherapy programs. Adagene has forged strategic collaborations with reputable global partners that leverage its technology in multiple approaches at the vanguard of science.

For more information, please visit: https://investor.adagene.com. Follow Adagene on WeChat, LinkedIn and Twitter.

SAFEbody® is a registered trademark in the United States, China, Australia, Japan, Singapore, and the European Union.

Safe Harbor Statement

This press release contains forward-looking statements, including statements regarding the potential implications of clinical data for patients, and Adagene’s advancement of, and anticipated preclinical activities, clinical development, regulatory milestones, and commercialization of its product candidates. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to Adagene’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or regulatory approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of Adagene’s drug candidates; Adagene’s ability to achieve commercial success for its drug candidates, if approved; Adagene’s ability to obtain and maintain protection of intellectual property for its technology and drugs; Adagene’s reliance on third parties to conduct drug development, manufacturing and other services; Adagene’s limited operating history and Adagene’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; Adagene’s ability to enter into additional collaboration agreements beyond its existing strategic partnerships or collaborations, and the impact of the COVID-19 pandemic on Adagene’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in Adagene’s annual report for the year of 2021 on Form 20-F filed with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Adagene, and Adagene undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Investor & Media Contact:

Ami Knoefler
Adagene
650-739-9952
ir@adagene.com

FINANCIAL TABLES FOLLOW

Unaudited Consolidated Balance Sheets

	December 31, 2021	June 30, 2022
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	174,391,243	168,035,499
Accounts receivable, net	3,000,000	—
Amounts due from related parties	4,506,670	1,870,082
Prepayments and other current assets	4,055,921	5,107,271
Total current assets	185,953,834	175,012,852
Property, equipment and software, net	3,487,617	3,072,032
Operating lease right-of-use assets	—	399,789
Other non-current assets	69,275	72,799
TOTAL ASSETS	189,510,726	178,557,472
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	3,321,615	4,665,872
Contract liabilities	5,500,000	20,176,826
Amounts due to related parties	10,466,061	17,508,933
Accruals and other current liabilities	4,379,243	4,237,621
Income tax payable	1,657,450	2,256,601
Short-term borrowings	3,121,226	5,960,008
Current portion of long-term borrowings	1,376,319	1,352,177
Current portion of operating lease liabilities	—	297,066
Total current liabilities	29,821,914	56,455,104
Long-term borrowings	2,991,829	9,260,363
Operating lease liabilities	—	128,083
Deferred tax liabilities	44,163	—
Other non-current liabilities	94,107	29,800
TOTAL LIABILITIES	32,952,013	65,873,350
Commitments and contingencies
Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share; 640,000,000 shares authorized, and 54,595,667 shares issued and outstanding as of December 31, 2021; and 640,000,000 shares authorized, and 54,278,981 shares issued and outstanding as of June 30, 2022)	5,627	5,657
Treasury shares (94,074 shares as of December 31, 2021 and 1,234,834 shares as of June 30, 2022)	(619,605)	(3,666,957)
Additional paid-in capital	336,099,931	342,631,313
Accumulated other comprehensive income (loss)	(93,981)	190,167
Accumulated deficit	(178,833,259)	(226,476,058)
Total shareholders’ equity	156,558,713	112,684,122
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	189,510,726	178,557,472

Unaudited Consolidated Statements of Comprehensive Loss

	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022
	US$	US$
Revenues
Licensing and collaboration revenue	1,358,836	3,923,174
Expenses
Research and development expenses	(31,462,546)	(45,148,357)
Administrative expenses	(7,400,123)	(6,848,925)
Loss from operations	(37,503,833)	(48,074,108)
Interest income	69,332	14,931
Interest expense	(192,866)	(211,434)
Other income, net	822,837	430,671
Foreign exchange gain (loss), net	(386,153)	756,085
Loss before income tax	(37,190,683)	(47,083,855)
Income tax expense	—	(558,944)
Net loss attributable to Adagene Inc.’s shareholders	(37,190,683)	(47,642,799)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax	197,483	284,148
Total comprehensive loss attributable to Adagene Inc.’s shareholders	(36,993,200)	(47,358,651)
Net loss attributable to Adagene Inc.’s shareholders	(37,190,683)	(47,642,799)
Accretion of convertible redeemable preferred shares to redemption value	(28,553)	—
Net loss attributable to ordinary shareholders	(37,219,236)	(47,642,799)
Weighted average number of ordinary shares used in per share calculation:
—Basic	45,514,701	54,533,161
—Diluted	45,514,701	54,533,161
Net loss per ordinary share
—Basic	(0.82)	(0.87)
—Diluted	(0.82)	(0.87)

Reconciliation of GAAP and Non-GAAP Results

	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2022
	US$	US$
GAAP net loss attributable to ordinary shareholders	(37,219,236)	(47,642,799)
Add back:
Share-based compensation expenses	10,152,791	5,725,868
Accretion of convertible redeemable preferred shares to redemption value	28,553	—
Non-GAAP net loss	(27,037,892)	(41,916,931)
Weighted average number of ordinary shares used in per share calculation:
—Basic	45,514,701	54,533,161
—Diluted	45,514,701	54,533,161
Non-GAAP net loss per ordinary share
—Basic	(0.59)	(0.77)
—Diluted	(0.59)	(0.77)